# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### WASHINGTON, D.C. 20549

# Form 8-K

**CURRENT REPORT**
**Pursuant to Section 13 or 15(d) of**
**The Securities Exchange Act of 1934**

**Date of Report (Date of earliest event reported):  August 12, 2005**

## EXPRESSJET HOLDINGS, INC.
*(Exact name of registrant as specified in its charter)*



| **Delaware** | **1-31300** | **76-0517977** |
|:---:|:---:|:---:|
| (*State or other jurisdiction of incorporation)* | *(Commission File Number)* | *(IRS Employer Identification No.)* |

| **1600 Smith Street, HQSCE** | **77002** |
|:---:|:---:|
| **Houston, Texas** | *(Zip Code)* |
| *(Address of principal executive offices)* | |

**713-324-2639**
*(Registrant's telephone number, including area code)*

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[  ]  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[  ]  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[  ]  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[  ]  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item    5.02    Other Events

On August 12, 2005, we issued a press release announcing the election to our Board of Directors on that date of Thomas W. Horton to fill the vacancy occasioned by the resignation of Thomas E. Schick. The press release is filed herewith as Exhibit 99.1 and is incorporated herein by reference.  Mr. Horton was elected by the remaining members of the Board and will serve within Class I of the Board, the term of which is scheduled to expire at the annual meeting of stockholders in 2008.  Mr. Horton was also elected to serve on the Audit Committee and Human Resources Committee of the Board.

Mr. Horton, 44, has served as the Vice Chairman and Chief Financial Officer of AT&T Corp. since January 2005.  From June 2002 to December 2004 he was the Senior Executive Vice President and Chief Financial Officer of AT&T Corp.  From 2000 to 2002, he was the Senior Vice President and Chief Financial Officer of AMR Corporation, the parent company of American Airlines.

Item    9.01    Financial Statements and Exhibits

99.1   Press Release

**SIGNATURE**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**<u>EXPRESSJET HOLDINGS, INC.</u>**
<u>(Registrant)</u>

Date:  August 12, 2005          **/s/ Frederick S. Cromer**
Frederick S. Cromer
Vice President and Chief Financial Officer

## EXHIBIT INDEX

99.1        Press Release